Filed pursuant to Rule 424(b)(3)
Registration No. 333-264232
PROSPECTUS SUPPLEMENT No. 1
(to Prospectus dated May 16, 2022)

LEAFLY HOLDINGS, INC.

10,451,087 SHARES OF COMMON STOCK UNDERLYING WARRANTS
16,542,564 SHARES OF COMMON STOCK
2,495,997 SHARES OF COMMON STOCK UNDERLYING CONVERTIBLE NOTES
3,950,311 PRIVATE WARRANTS

This prospectus supplement updates and supplements the prospectus dated May 16, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-264232). This prospectus supplement is being filed to update and supplement the information in the Prospectus with information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This Prospectus and this prospectus supplement relate to the issuance by us of up to 10,451,087 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Leafly Holdings, Inc. (formerly known as Merida Merger Corp. I), a Delaware corporation (the “Company”), that are issuable upon the exercise of up to 6,500,776 Public Warrants (as defined in the Prospectus), originally issued in the initial public offering of units of Merida (as defined in the Prospectus) at a price of $10.00 per unit, with each unit consisting of one share of Class A common stock and one-half of one Public Warrant and (B) the exercise of up to 3,950,311 Private Warrants (as defined in the Prospectus) issued in a private placement at a price of $1.00 per warrant simultaneously with Merida’s initial public offering.

In addition, the Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to (A) 16,542,564 shares of Common Stock (the “Total Resale Shares”), which includes (i) 9,234,865 shares of Common Stock issued in connection with the Business Combination (as defined in the Prospectus) by certain Selling Securityholders named in this prospectus, which shares were originally issued to holders of Legacy Leafly’s common and preferred stock, and were automatically converted into the right to receive a number of shares of Merida’s common stock at the Exchange Ratio (as defined below); (ii) 3,237,388 Sponsor Shares (as defined in the Prospectus) originally issued at a price of approximately $0.009 per share; (iii) 120,000 Representative Shares (as defined in the Prospectus) originally issued at a price of approximately $0.0001 per share; and (iv) 3,950,311 shares of Common Stock that may be issued upon exercise of Private Warrants (as defined in the Prospectus) referred to in clause (C); (B) 2,495,997 shares of Common Stock reserved for issuance upon the conversion of $30,000,000 aggregate principal amount of Convertible Notes (as defined in the Prospectus) plus the amount of accrued and unpaid interest, if any, that is payable in shares of Common Stock in connection with the conversion thereof with an initial conversion price of $12.50 per share; and (C) 3,950,311 Private Warrants purchased at a price of $1.00 per warrant, from time to time, pursuant to the Prospectus. We will not receive any proceeds from the sale of shares of our Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus, except with respect to amounts received by us upon exercise of the Warrants to the extent such Warrants are exercised for cash, which amount of aggregate proceeds, assuming the exercise of all Warrants, could be up to approximately $120.2 million. However, we will pay the expenses, other than underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities, associated with the sale of securities pursuant to this prospectus.

Our registration of the securities covered by this prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. We provide more information in the section entitled “Plan of Distribution.” In addition, certain of the securities being registered hereby are subject to vesting and/or transfer restrictions that may prevent the Selling Securityholders from offering or selling of such securities upon the effectiveness of the registration statement of which this prospectus is a part. See “Description of the Securities” for more information.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Our Common Stock and Warrants are traded on the Nasdaq Global Market of the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols

“LFLY” and “LFLYW,” respectively. On May 17, 2022, the last reported sale price of our Common Stock on Nasdaq was $9.82 per share and the last reported sale price of our Warrants on Nasdaq was $1.36.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any subsequent amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. The information in this prospectus supplement modifies and supersedes, in part, the information in the Prospectus. Any information in the Prospectus that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this prospectus supplement. You should not assume that the information provided in this prospectus supplement or the Prospectus is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus is correct as of any time after the date of that information.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 30.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this Prospectus Supplement No. 1. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is May 18, 2022.